BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 8,300,000,000.00 – 1,132,941,290 shares

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 2 2006

                     On August 2 2006 at 2:00 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s head office under the chairmanship of Dr. Olavo Egydio Setubal, with members of the company’s Fiscal Council pursuant to Paragraph 3, Article 163 of Law 6,404/76 also present, with the purpose of examining the proposal for convening the General Stockholders’ Meeting, to be held on August 25 2006 at 3:00 p.m., contingent on the Central Bank of Brazil’s ratification of this proposal, for deliberating on the following

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

                     The Board of Directors BANCO ITAÚ HOLDING FINANCEIRA S.A. (“ITAÚ”), initiating theprocess of a corporate reorganization, widely disclosed to the Market, with respect to the Agreement signed with the Bank of America Corporation (“BAC”) on May 1 2006, involving the acquisition of the Brazilian operations of BankBoston Banco Múltiplo S.A. (“BANKBOSTON”), against the delivery of preferred shares of ITAÚ, to be issued as a result of the incorporation of its shares, which shall provide:

a)	to ITAÚ: (i) the leadership among private sector institutions in the areas of portfolio management, custody operations and in the large corporate and high-income customer markets; (ii) important scale gains in the large corporate and middle market company segments; (iii) incorporation of a select customer base of credit cardholders; (iv) the addition of a highly trained group of professionals and a branch network, competitive in its target market; (v) the allocation of capital to businesses that consistently add stockholder value; and

b)	to BAC: (i) the participation in the capital stock of ITAÚ, so maintaining its presence in the region through a significant investment; (ii) the indication of a representative to the Board of Directors of ITAÚ, hereby believes that it is opportune to submit the following proposal to the examination and resolution of the General Stockholders' Meeting;

                     I - INCORPORATION OF SHARES
                          - to incorporate the total shares representing the capital stock of the corporations, BankBoston Banco Múltiplo S.A. (enrolled in the corporate taxpayer's register - CNPJ, under number 60.394.079/0001-04) and Libero Trading International Ltd., in so doing, converting the said corporations into its wholly owned subsidiaries, approving for this purpose by this act:

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2
Meeting of the Board of Directors of August 2, 2006

a)	the “Justification and Protocol” transcribed below;

b)	the appointment of the appraising company Hirashima & Associados - Consultoria em Transações e Reestruturações Societárias Ltda., enrolled in the corporate taxpayers' register CNPJ, under number 05.534.178/0001-36, which has accepted the function and, in anticipation, has prepared the valuation reports on which the incorporation of shares shall be based; the said chosen company has no conflict or communion of interests, actual or potential, with the controlling stockholding block of the company, or with the minority stockholders of the same company, or with respect to the other involved corporations and their respective partners, or relative to the operation itself;

c)	these valuation reports, which are available to the Stockholders, the reading of which it is proposed be waived and attached to the minutes of the Meeting, thereafter becoming an integral part of these same minutes.

‘JUSTIFICATION AND PROTOCOL FOR INCORPORATION OF THE SHARES
OF BANKBOSTON BANCO MÚLTIPLO S.A. AND OF LIBERO TRADING
INTERNATIONAL LTD. BY BANCO ITAÚ HOLDING FINANCEIRA S.A.

BANCO ITAÚ HOLDING FINANCEIRA S.A., with its registered offices in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa, enrolled in the corporate taxpayers’ register — CNPJ, under number 60.872.504/0001-23, hereinafter denominated “ITAÚ”; BANKBOSTON BANCO MÚLTIPLO S.A., with its registered offices in the city and state of São Paulo at Av. Dr. Chucri Zaidan, 246, enrolled in the corporate taxpayers’ register (CNPJ) under number 60.394.079/0001-04, hereinafter denominated “BANKBOSTON”; and LIBERO TRADING INTERNATIONAL LTD., with registered offices at Windward One Building, Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, hereinafter denominated “LIBERO”, through their legal undersigned representatives, agree, by means of this instrument, to propose to their stockholders the incorporation by ITAÚ of the total shares representing the capital stock of the corporations BANKBOSTON and LIBERO, converting the said corporations into its wholly owned subsidiaries, in accordance with the following basic points:

a)	the incorporation of the shares arises from negotiations resulting in the acquisition of the Brazilian operations of BANKBOSTON, in accordance with agreements signed on May 1 2006, and constituting the instrument of settlement of the purchase price of the acquired stakes, pursuant to the said agreements, and is so justified given that the incorporation of the shares is integral to the corporate reorganization, which shall culminate in an improved operational autonomy for the businesses, allowing greater optimization of recent opportunities that have come to light, with the resultant creation of additional stockholder value;

b)	the incorporation of the shares shall be effected in the amounts of R$ 4,578,878,000.00 (four billion, five hundred and seventy-eight million, eight hundred and seventy-eight thousand Reais) and R$ 2.242.000,00 (two million, two hundred and forty-two thousand Reais), respectively, based on the market value on April 30 2006 of the shares of BANKBOSTON and LIBERO, performed by a specialized company Hirashima & Associados - Consultoria em Transações e Reestruturações Societárias Ltda., previously appointed by the Board of Executive Officers of ITAÚ, subject to ratification by the General Stockholders Meeting;

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 3
Meeting of the Board of Directors of August 2, 2006

c)	consequently, ITAÚ shall issue 68,518,094 new preferred book entry shares, with no par value, being 68,484,561 shares allocated to the stockholders of BANKBOSTON and 33,533 shares allocated to the stockholder of LIBERO, the current stockholders of ITAÚ not being entitled to subscription rights to the said shares, pursuant to Paragraph 1, Article 252 of Law 6,404/76;

d)	these new shares of ITAÚ shall be totally subscribed and paid in through conveyance to ITAÚ of the 1,820,422,752,773 common shares pertaining to the stockholders of BANKBOSTON, and of the only common share pertaining to the stockholder of LIBERO;

e)	the stockholders of BANKBOSTON and LIBERO shall thus have their stockholding stakes substituted proportionally by book entry shares issued by ITAÚ in the ratio of 1 (one) new preferred share of ITAÚ for each batch of 26,581 (twenty-six thousand, five hundred and eighty-one) common shares of BANKBOSTON and of 33,533 (thirty-three thousand, five hundred and thirty-three) new preferred shares of ITAÚ for the only common share representing the capital stock of LIBERO, this substitution ratio being based on the weighted average price of the preferred shares of ITAÚ in transactions realized on the São Paulo Stock Exchange for the period between February 21 2006 to April 24 2006, and the economic value of the shares of BANKBOSTON and LIBERO on April 30 2006, pursuant to valuation reports prepared by the specialized company Hirashima & Associados - Consultoria em Transações e Reestruturações Societárias Ltda.;

f)	the said new shares of ITAÚ, to be allocated to the shareholders of BANKBOSTON and LIBERO, shall be entitled to the integral distribution of profits that may be declared as from the date of the General Stockholders' Meeting that approves this incorporation of shares;

g)	the capital stock of ITAÚ shall be increased from R$ 8,300,000,000.00 to R$ 12,881,120,000.00, consequently being represented by 1,201,459,384 book entry shares, with no par value, being 605,963,420 common shares and 595,495,964 preferred shares;

h)	the caption sentence to Article 3 of ITAÚ's corporate bylaws shall be changed to register the new capital stock and the quantity of shares it represents;

i)	goodwill worth R$ 2.598 million shall be recognized in the financial statements of ITAÚ with respect to the investments in BANKBOSTON and LIBERO, this amount to include the provision for businesses restructuring of approximately R$ 224 million which, net of tax effects, is R$ 148 million; the provision for restructuring represents approximately 18.6% of the total operating expenses of BANKBOSTON for the fiscal year 2005;

j)	the variation in the stockholders' equity of BANKBOSTON and LIBERO between April 30 2006 (date of the financial statements serving as the basis for the incorporation of shares) and the date of the General Stockholders' Meetings approving this Protocol, shall be booked by ITAÚ to the income statement for the fiscal year as results of equity income;

k)	to the stockholders of ITAÚ, BANKBOSTON and LIBERO, with rights to dissent from the resolutions of the Meetings, shall be assured the reimbursement of their shares in accordance with the legislation; withdrawal rights shall be limited to those holders of common shares at the end of the day of first publication of the respective convening notice for the General Stockholders' Meeting of ITAÚ;

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 4
Meeting of the Board of Directors of August 2, 2006

l)	the forecasted cost for the execution of the operation, in addition to the cost relating to the corporate legal acts, shall be limited basically to expenses with external consultants, experts and auditors, estimated at R$ 700,000.00 (seven hundred thousand Reais);

m)	with the exception of the Central Bank of Brazil (for ratifying the incorporation of shares of BANKBOSTON) and the Administrative Council for Economic Defense (for ratifying the incorporation of shares of LIBERO), the operation has not been, nor shall it be, submitted for the approval of other regulatory authorities or anti-trust bodies, both Brazilian and foreign;

n)	this, and all other documentation relating to the incorporation shall be maintained at the disposal of the stockholders of the corporations involved at their respective registered offices.

São Paulo-SP, August 2 2006. BANCO ITAÚ HOLDING FINANCEIRA S.A. (signed) Roberto Egydio Setubal and Henri Penchas – Chief Executive Officer and Senior Vice President, respectively; BANKBOSTON BANCO MÚLTIPLO S.A. (signed) Alex Waldemar Zornig and Sérgio Ricardo Borejo – Directors; LIBERO TRADING INTERNATIONAL LTD. (signed) Marcelo José Alves dos placeCitySantos and Sérgio Ricardo Borejo – Directors.’

                     II - CHANGES TO BYLAWS
                          - in view of the foregoing item, to change the wording of the caption sentence of Article 3 of the corporate bylaws, to register the new breakdown of the capital stock, as follows:

‘Article 3 - CAPITAL AND SHARES – The capital stock is R$12.881.120.000,00 (twelve billion, eight hundred and eighty-one million, one hundred and twenty thousand Reais), represented by 1,201,459,384 (one billion, two hundred and one million, four hundred and fifty-nine thousand, three hundred and eighty-four) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 595,495,964 (five hundred and ninety-five million, four hundred and ninety-five thousand, nine hundred and sixty-four) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.’

                     III - ELECTION OF DIRECTORS
                            - to establish 2 (two) vacant seats on the Board of Directors, for the remainder of the current annual term of office, effective until those elected by the Ordinary General Meeting for 2007 take office, electing as Directors, GERALDO JOSÉ CARBONE and GUILLERMO ALEJANDRO CORTINA, the latter appointed by the Bank of America Corporation.

                            In conclusion, it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present as permitted under Paragraph 2, Article 130 of Law 6,404/76.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 5
Meeting of the Board of Directors of August 2, 2006

                            This is the proposal that we submit to the examination of the Stockholders. São Paulo-SP,August 2 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Pérsio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.”

                            Subsequently,the Chairman notified the Meeting that the Fiscal Council, pursuant to Sub-section III, Article 163 of Law 6,404/76, had opined on the proposal for the incorporation of the shares of BankBoston Banco Múltiplo S.A. and Libero Trading International Ltd. and issued the following opinion, transcribed in the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A. have examined the Proposal of the Board of Directors of this date, with respect to the following matters: a) the incorporation of the shares of the corporations BankBoston Banco Múltiplo S.A. and Libero Trading International Ltd., converting them into its wholly owned subsidiaries; b) the consequent increase in the capital stock from R$ 8,300,000,000.00 to R$12,881,120,000.00, through the issue of 68,518,094 new preferred book entry shares, with no par value, which shall be subscribed in the name of the stockholders BankBoston Banco Múltiplo S.A. and Libero Trading International Ltd., in substitution of their extinguished rights. The councilors understanding that the Proposal is fully justified, do hereby declare their agreement that the said proposal be submitted for the examination of the General Stockholders’ Meeting. São Paulo-SP, August 2 2006. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida.”

                            Having been examined and discussed, the Proposal of the Board of Directors was unanimously approved, the Board authorizing the publication of the convening notice of the aforementioned General Stockholders’ Meeting.

                            With no further items on the agenda, the Chairman requested the transcription of these minutes, which, having been read and approved, were signed by all, the meeting being declared concluded. São Paulo-SP, August 2 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Pérsio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer